Mail Stop 3010

March 16, 2010

Ms. Diane K. Bryantt
Chief Financial Officer
Investors Real Estate Trust
3015 16th Street SW, Suite 100
Minot, North Dakota 58701

      Re: **Investors Real Estate Trust**
              Form 10-K for the fiscal year ended April 30, 2009
              File No. 0-14851

Dear Ms. Bryantt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2009

Item 2. Properties, page 21

1. We note your disclosure regarding your real estate portfolio. In future Form 10-K
   filings, on a portfolio basis please also disclose the average effective annual rent
   per square foot or unit for each of the last five years. Please supplementally
   provide us your proposed disclosure.

Economic Occupancy Rates, page 21

2. It appears your economic occupancy rates are calculated using non-GAAP
   financial measures. Please provide the disclosure required by Item 10(e) of
   Regulation S-K in future filings and tell us how you intend to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies, page 35

3. We note that you have recorded impairment losses of $338,000, nil and $640,000
   in fiscal years ended April 30, 2009, 2008 and 2007, respectively. In light of the
   current economic environment and your knowledge of the bankruptcy of a few of
   your lessees, and the decrease in stabilized net operating income for fiscal year
   2009 as compared with the corresponding amount for fiscal year 2008, please
   expand your disclosure in future filings and tell us in greater detail how you
   determine if events or circumstances have occurred that indicate that there may be
   an impairment to your properties. In your response, please specifically address
   the properties being rented to tenants that have entered bankruptcy as well as to
   address how your assumptions for impairment testing may have been adjusted in
   response to your consideration of the current economic environment..

Reconciliation of Net Income to Funds From Operations, page 51

4. It appears you have excluded impairment charges in your calculation of a non-
   GAAP measure in footnote 4 to your table. Please provide the disclosure required
   by Item 10(e)(1)(i)(C) of Regulation S-K in future filings and tell us how you
   intend to comply.

Financial Statements

Consolidated Statements of Operations, page F-5

5. In light of your placement of interest expense, please tell us how you have complied with Rule 5-03 of Regulation S-X.

Comments on Proxy Statement

Executive Compensation and Other Information, page 13

6. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example only, we note that the Senior Vice President and Chief Operating Officer received total compensation of $458,332, while the President and Chief Executive Officer received total compensation of $367,167, and the Senior Vice President and Trustee received total compensation of $376,318, while the Senior Vice President and Chief Financial Officer received total compensation of $243,350 and the Senior Vice President, General Counsel, and Secretary received total compensation of $220,565. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

7. In future filings, please clarify the peer group in making your compensation decisions. Because you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters with respect to base salary and performance incentives. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

8. Please advise why you have not included the table required by Item 402(d) of Regulation S-K.

Annual Incentive Awards, page 15

9. Please explain how the initial target annual cash bonus pool is determined. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.

10. Please explain how you determined September 17, 2008, should be used in the formula for determining the number of shares that constitute half of the bonus awarded. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel at (202) 551-3655 with regard to legal comments.

                              Sincerely,

                              Jennifer Monick
                              Senior Staff Accountant